[AMRB LETTERHEAD]

December 3, 2009

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	American River Bankshares
Commission File No. 0-31525
Registration Statement on Form S-1 No. 333-162616

Ladies and Gentlemen:

          Pursuant to the letter dated November 6, 2009 from Mr. Todd K. Schiffman, Assistant Director of the Securities and Exchange Commission (“Commission”) addressed to American River Bankshares, and Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of American River Bankshares’ Registration Statement on Form S-1, No. 333-162616, to 2:00 p.m. Eastern Time on Monday, December 7, 2009. In connection with this request, American River Bankshares acknowledges the following:

          1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve American River Bankshares from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          3. American River Bankshares may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions or comments, please contact the undersigned at (916) 231-6123 or Glenn T. Dodd, counsel for American River Bankshares, at (408) 452-1476.

Very truly yours,

/s/ MITCHELL A. DERENZO

Executive Vice President and
Chief Financial Officer

cc:	Glenn T. Dodd, Esq.
Joseph G. Mason, Esq.
Michael J. Gamsky, Esq.